Via Facsimile and U.S. Mail
Mail Stop 4720

September 9, 2009

Liu Jiade
Chief Financial Officer
China Life Insurance Company Limited
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China

> **Re:** **China Life Insurance Company Limited**
> **Form 20-F for the Year Ended December 31, 2008**
> **Filed on April 28, 2009**
> **File No. 001-31914**

Dear Mr. Jiade:

We have reviewed your September 2, 2009 response to our August 6, 2009 comment letter and have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Index To Consolidated Financial Statements
Notes to the Consolidated Financial Statements
36 Reconciliation of HKFRS and United States generally accepted accounting principles, page F-70

1.   Please refer to your response to our prior comment number three. It appears that you are consolidating the subsidiary because "the majority of the board members of this subsidiary were appointed by the Company." Provide further support for consolidating this subsidiary as it is not clear to us how appointing a majority of the board makes consolidating appropriate under U.S GAAP. In your response, please clarify whether your right to appoint board members was pursuant to legal rights under a contractual arrangement or if shareholders have the right to vote on election of the board. If by contract, direct us to the contract in your filings and provide us a description of the terms. Also, tell us what actions by the company require a vote by the board and those that require shareholder approval including, the percentage of the board/shareholders that is required for approval. Cite the specific accounting literature that you relied on in arriving at your conclusion to consolidate the subsidiary.

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your response that keys your response to our comment. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Mary Mast, Senior Accountant, at (202) 551-3613, if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant